UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                to                                .

Commission file number 001-13790.

A.                                   Full title of the plan and address of the plan, if different from that of the issuer named below:

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

HCC INSURANCE HOLDINGS, INC.

13403 Northwest Freeway

Houston, Texas 77040

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

*

Other supplemental schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

HCC Insurance Holdings, Inc. 401(k) Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits of the HCC Insurance Holdings, Inc. 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ham, Langston & Brezina, L.L.P.

Houston, Texas

June 24, 2011

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2010 and 2009

	2010	2009

Assets:
Money market funds	$269	$254
Notes receivable from participants	2,006,450	1,586,707
Investments:
Investments at fair value:
Registered investment companies (mutual funds)	75,785,816	63,222,295
Guaranteed interest contract	25,262,771	21,524,944
HCC Insurance Holdings, Inc. common stock fund	4,921,023	4,706,991
Real estate fund	—	15,690

Total investments	105,969,610	89,469,920

Net assets available for benefits at fair value	107,976,329	91,056,881

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,322,083)	(730,705)

Net assets available for benefits at contract value	$106,654,246	$90,326,176

The accompanying notes are an integral part of these financial statements.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2010 and 2009

	2010	2009

Additions to net assets attributable to:
Interest	$1,029,896	$833,361
Dividends	1,539,407	966,002
Net appreciation in fair value of investments	8,133,959	13,731,820

Total investment income	10,703,262	15,531,183

Contributions:
Employer	4,102,766	4,033,528
Participants	6,933,535	6,778,225
Rollovers from other plans	1,106,529	360,638

Total contributions	12,142,830	11,172,391

Interest income on notes receivable from participants	87,362	88,341

Total additions	22,933,454	26,791,915

Deductions from net assets attributable to:
Benefits to participants	6,564,751	6,448,298
Administrative expenses	40,633	36,108

Total deductions	6,605,384	6,484,406

Net increase in net assets available for benefits before transfers from merged plans	16,328,070	20,307,509

Transfers from merged plans	—	2,766,602

Net increase in net assets available for benefits	16,328,070	23,074,111

Net assets available for benefits, beginning of year	90,326,176	67,252,065

Net assets available for benefits, end of year	$106,654,246	$90,326,176

The accompanying notes are an integral part of these financial statements.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

1.                                      Description of Plan

The following description of the HCC Insurance Holdings, Inc. 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.  As a result of the merger of several other qualified plans of acquired companies since the inception of the Plan, the Plan has been amended to include certain specific provisions applicable only to certain merged participants.

General

The Plan is a defined contribution plan established effective January 1, 1992.  The Plan was amended and restated in its entirety on July 26, 2008, retroactively effective to January 1, 2007, and further amended, with the latest amendment dated December 20, 2010. The amendments were primarily administrative matters related to merged plans and compliance with current laws and regulations and did not affect net assets available for benefits.

Non-union, full-time employees of HCC Insurance Holdings, Inc. and Subsidiaries (“the Company”) become eligible to participate in the Plan upon the earlier of (i) completion of thirty consecutive days of active service and attaining the age of 21, or (ii) completion of one year of service and attaining the age of 21. Participants are eligible to make deferral contributions on the first day of the month following such eligibility date.  All eligible employees must complete one year of service to become eligible for employer matching contributions. One year of service is defined in the Plan document as completion of 1,000 hours of service within 12 months.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective April 2, 2009, the CW Midwest, Inc. Employer Savings Plan (“CW Plan”) merged into the Plan, and effective May 1, 2009, the Surety Company of the Pacific 401 (k) Plan and Trust (“SCOP Plan”) merged into the Plan.  The net assets transferred into the Plan consisted of participant balances totaling $1,831,035 from the CW Plan and $935,567 from the SCOP Plan.  Affected participants became eligible to participate in the Plan, subject to the provisions of the Plan agreement.

Administration

State Street Bank and Trust Company serves as Trustee of the Plan and Massachusetts Mutual Life Insurance Company (“MassMutual”) serves as recordkeeper of the Plan.

Contributions

Through December 31, 2010, participants may contribute from 1% to 100% of their pre-tax annual compensation not to exceed the limitation set forth in Section 402(g) of the Internal Revenue Code ($16,500 for 2010 and 2009).  Effective January 1, 2011, the Plan was amended to permit participants to contribute from 1% to 90% of their pre-tax annual compensation not to exceed the limitations set forth in Section 402(g) of the Internal Revenue Code.  Participants may make catch-up contributions (pre-tax contributions that exceed the annual elective deferral limit) during any calendar year ending on or after the participant’s 50th birthday.  A participant’s total

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

1.                                      Description of Plan, continued

catch-up contribution was limited to a maximum $5,500 during 2010 and 2009.  Participants may also make rollover contributions from other qualified plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.

The Plan also provides for discretionary employer matching contributions for each $1 contributed by a participant, up to a maximum of the lesser of 6% of the participant’s Plan compensation or $10,200.  During 2010 and 2009, the Company made discretionary contributions of $4,102,766 and $4,033,528, respectively, to the Plan.  The Company matching contributions are generally computed monthly and are invested directly in the various investment options as directed by the participant. The Plan additionally provides for annual discretionary non-elective contributions. There were no discretionary qualified non-elective contributions made during 2010 or 2009.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contributions and Plan earnings.  Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund.  Upon the occurrence of a distribution event, the benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested interest in his or her account.

Vesting

Participants are immediately vested in their elective contributions, plus any earnings on such contributions.  Vesting in the Company’s contribution portion of their accounts is based on years of service.  A participant becomes 20% vested after two years of service, 40% after three years, 60% after four years, 80% after five years and 100% after six years.  However, if an active participant dies or terminates due to disability prior to attaining the normal retirement age, the participant’s account becomes 100% vested.

Notes Receivable From Participants

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance.  Notes receivable from participants are calculated on a fully amortized basis.  A note receivable from a participant is collateralized by the vested balance in the participant’s account and bears interest at a rate commensurate with market rates for similar loans, as defined in the Plan agreement. Interest rates ranged from 3.25% to 9.25% on outstanding notes receivable from participants as of December 31, 2010 and 2009.

Payment of Benefits

Upon termination of employment, a participant (or his or her designated beneficiary in the event of death) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or to have the account balance distributed in the form of an annuity.  Distributions are subject to the applicable provisions of the Plan agreement.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

1.                                      Description of Plan, continued

Forfeited Accounts

All employer contributions credited to a participant’s account, but not vested, are forfeited by the participant upon distribution of the fully vested value of his or her account. A participant who returns to employment within five years from his or her previous termination date is entitled to have his or her forfeited account balance restored upon repayment of any employer contributions withdrawn following original termination.  Forfeitures, net of amounts restored, are first used to pay administrative expenses under the Plan.  Forfeitures not used to pay expenses are used to reduce future employer contributions.  During 2010 and 2009, forfeited non-vested accounts of $164,585 and $148,172 respectively, were used to reduce administrative expenses and employer contributions.  The balance of forfeited accounts available to reduce future employer contributions or pay Plan expenses was $87,259 and $118,264 at December 31, 2010 and 2009, respectively.

Administrative Expenses

The Plan is responsible for payment of the Trustee expenses and fees; however, the Company may pay the Plan expenses directly.  No expenses were paid by the Company on behalf of the Plan during 2010 or 2009.  Transaction charges (for loan and benefit payment transactions) are paid by the Plan by reducing the balances of those participants initiating the transactions.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants become 100% vested in their total account balance.

2.                                      Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

2.                                      Summary of Significant Accounting Policies, continued

Fully Benefit-Responsive Investment Contracts

As described in Accounting Standards Codification (“ASC”) Topic 946-210-45, Other Presentation Matters for Fully Benefit-Responsive Investment Contracts, investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by GAAP, the statements of net assets available for benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statements of changes in net assets available for benefits are prepared on a contract value basis.

Investments Valuation

The Plan’s investments are stated at fair value, and quoted market prices are used to value investments for those investments having quoted market prices in an active market. As of December 31, 2010 and 2009, the Plan’s investments consisted primarily of investments in registered investment companies (mutual funds), a common stock fund, and a group annuity contract. As of December 31, 2009, the Plan also invested in a real estate fund.

Investments in registered investment companies (mutual funds) are valued at the net asset value of shares held at year-end.

The Plan’s common stock fund (the “HCC fund”) is invested primarily in HCC Insurance Holdings, Inc. common stock, which is traded on the New York Stock Exchange (“NYSE”) under the ticker symbol “HCC” and is valued at its quoted market price at the daily close of the NYSE. The HCC fund includes investments in short-term money market instruments of $280,350 and $236,548 as of December 31, 2010 and 2009, respectively. The money market portion of the HCC fund provides liquidity, which enables the Plan participants to transfer money daily among all investment choices.

The Plan invests in a guaranteed interest contract through a group annuity contract with MassMutual.  The fair value of this guaranteed interest contract is calculated based on the liquidation value of the pro-rata share of the underlying investments’ fair value.  The guaranteed interest contract meets the requirements of a fully benefit-responsive investment contract.

The Plan previously invested a minor amount in a real estate fund through an open-end, commingled real estate account. The real estate fund is a separate account of Principal Life Insurance Company.  The fair value is determined through a valuation of the underlying properties.  An independent consultant performs an annual appraisal of each investment, after which values are updated daily based on changes in factors such as occupancy levels, lease rates, market conditions and capital improvements. During 2010, the real estate fund was liquidated and proceeds were invested in various investment options offered by the Plan, as directed by the various participants invested in the real estate fund on the date it was liquidated.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

2.                                      Summary of Significant Accounting Policies, continued

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

See additional information in Notes 3, 4 and 5.

Net Appreciation in Fair Value of Investments

The net appreciation in the fair value of the Plan’s investments, excluding fully benefit-responsive investment contracts, consists of the realized gains or losses on sale of investments and unrealized appreciation or depreciation on investments.  The Plan presents the net appreciation of investments in the statements of changes in net assets available for benefits.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. Related fees are recorded as transaction charges and are expensed when incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. Delinquent notes receivable from participants are reclassified as distributions, based upon the terms of the Plan document.

Benefit Payments

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment options.  These investment options are exposed to market risk, which generally means there is a risk of loss in the value of certain investment securities due to changes in interest rates, security and commodity prices and general market conditions.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the fair value of investments, it is reasonably possible that changes in markets in the near term could materially affect participants’ account balances and amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Reclassifications

Certain amounts in the 2009 financial statements have been reclassified to conform to the 2010 presentation, with no effect on the net assets available for benefits or changes therein.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

2.                                      Summary of Significant Accounting Policies, continued

Adoption of New Accounting Standards

Effective in 2010, ASC Topic 820, Fair Value Measurement, was amended to require expanded disclosures related to 1) transfers in and out of Levels 1 and 2 fair value measurements, and 2) presentation of gross versus net information in the roll forward activity for Level 3 fair value measurements.  In addition, the amendment clarified disclosures regarding disaggregation, inputs and valuation techniques.  The amendment has been adopted in the Plan’s 2010 financial statements, except for the change in the roll forward activity for Level 3 fair value measurements, which is effective for the Plan’s 2011 financial statements.  Since this standard impacts disclosure requirements only, its adoption did not have a material impact on the Plan’s financial statements.

In September 2010, ASC Topic 962, Plan Accounting — Defined Contribution Pension Plans, was amended to require notes receivable from participants to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified separately as notes receivable from participants. Previously, notes receivable from participants were measured at fair value and classified as investments. This guidance is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. This guidance was adopted in the Plan’s 2010 financial statements and did not change the reported value of notes receivable from participants as of December 31, 2009.

Future Adoption of Accounting Standards

In May 2011, additional amendments were made to ASC Topic 820 to clarify the application of existing fair value measurements and disclosures, including the requirement to disclose quantitative information about the unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy. These amendments are effective for the Plan’s 2012 financial statements. The adoption of these amendments is not expected to have a material effect on the Plan’s financial statements.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

3.                                      Fair Value Measurements

In determining fair value, the Plan generally applies the market approach, which uses prices and other relevant data based on market transactions involving identical or comparable assets and liabilities. The degree of judgment used to measure fair value generally correlates to the type of pricing and other data used as inputs, or assumptions, in the valuation process. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s own market assumptions using the best information available. Based on the type of inputs used to measure the fair value of the Plan’s financial instruments, the Plan classifies them into the following three-level hierarchy:

• Level 1	Inputs are based on quoted prices in active markets for identical instruments.

• Level 2	Inputs are based on observable market data (other than quoted prices), or are derived from or corroborated by observable market data.

• Level 3	Inputs are unobservable and not corroborated by market data.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value:

•                  Registered investment companies (mutual funds):  Valued at the net asset value of shares held by the Plan at year-end, which is provided by the fund administrator.  Classified in Level 1.

•                  Guaranteed interest contract:  Valued at fair value using the liquidation value based on a pro-rata share of the fair value of the underlying investments.  Classified in Level 3.

•                  HCC fund: Valued at fair value using the closing price of HCC common stock reported on the NYSE plus the fair value of the short-term investment fund. Classified in Level 2.

•                  Real estate fund:  Valued at fair value using appraisal valuation methodologies and applying judgment for changes in various market factors.  Classified in Level 3.

The methods described above may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2010 and 2009.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

3.                                      Fair Value Measurements, continued

The following tables present the Plan’s financial instruments that were measured at fair value on a recurring basis as of December 31, 2010 and 2009:

December 31, 2010

	Level 1	Level 2	Level 3	Total
Registered investment companies (mutual funds):
Growth funds	$16,959,612	$—	$—	$16,959,612
Value funds	12,240,583	—	—	12,240,583
Fixed income funds	12,231,541	—	—	12,231,541
International funds	9,887,070	—	—	9,887,070
Retirement age funds	9,599,845	—	—	9,599,845
Index funds	7,694,954	—	—	7,694,954
Balanced funds	7,172,211	—	—	7,172,211
Total	75,785,816	—	—	75,785,816

Guaranteed interest contract	—	—	25,262,771	25,262,771
HCC fund	—	4,921,023	—	4,921,023

Total	$75,785,816	$4,921,023	$25,262,771	$105,969,610

December 31, 2009

	Level 1	Level 2	Level 3	Total
Registered investment companies (mutual funds):
Growth funds	$14,284,010	$—	$—	$14,284,010
Value funds	9,966,320	—	—	9,966,320
Fixed income funds	9,972,924	—	—	9,972,924
International funds	8,977,781	—	—	8,977,781
Retirement age funds	7,059,761	—	—	7,059,761
Index funds	6,587,372	—	—	6,587,372
Balanced funds	6,374,127	—	—	6,374,127
Total	63,222,295	—	—	63,222,295

Guaranteed interest contract	—	—	21,524,944	21,524,944
HCC fund	—	4,706,991	—	4,706,991
Real estate fund	—	—	15,690	15,690

Total	$63,222,295	$4,706,991	$21,540,634	$89,469,920

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

3.                                      Fair Value Measurements, continued

There were no transfers between Levels 1, 2 or 3 in 2010 or 2009. The following table presents the changes in fair value of the Plan’s Level 3 investment assets during 2010 and 2009:

	Guaranteed interest contract	Real estate fund	Total

Balance at December 31, 2008	$19,389,475	$—	$19,389,475
Unrealized gains	1,212,591	—	1,212,591
Purchases, sales, issuances and settlements (net)	922,878	15,690	938,568

Balance at December 31, 2009	21,524,944	15,690	21,540,634
Unrealized gains	591,378	—	591,378
Realized gains	—	696	696
Purchases, sales, issuances and settlements (net)	3,146,449	(16,386)	3,130,063

Balance at December 31, 2010	$25,262,771	$—	$25,262,771

Unrealized and realized gains included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the statements of changes in net assets available for benefits.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

4.                                      Investments

The following table presents the fair value of the Plan’s investments.  Investments that represent 5% or more of the Plan’s net assets at December 31, 2010 and 2009 are separately listed.

	2010		2009

Guaranteed Interest Contract - Fixed Income Fund	$25,262,771		$21,524,944
PIMCO Total Return Fund	9,100,368		7,409,072
Select Indexed Equity Fund	7,694,954		6,587,372
American Funds Growth Fund of America Fund	5,386,869			*
HCC fund		*	4,706,991
Oppenheimer Global Fund		*	4,546,464
Investments less than 5% of the Plan’s net assets	58,524,648		44,695,077

Total investments	$105,969,610		$89,469,920

*Not applicable in period indicated

During 2010 and 2009, the Plan’s investments (including realized gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

	2010	2009

Registered investment companies (mutual funds)	$7,969,719	$13,501,684
HCC fund	164,240	230,136

Net appreciation in fair value of investments	$8,133,959	$13,731,820

5.                                      Investment Contract with Insurance Company

The Plan invests in a group annuity contract with MassMutual, which is a fully benefit-responsive investment contract. MassMutual maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed interest contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed interest contract is fully benefit-responsive, contract value is the relevant measurement attribute for net assets available for benefits attributable to the guaranteed interest contract. Contract value, as reported to the Plan by MassMutual, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

5.                                      Investment Contract with Insurance Company, continued

The fair value of the investment contract at December 31, 2010 and 2009 was $25,262,771 and $21,524,944, respectively.  The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.  The average yields for 2010 and 2009 were 4.41% and 4.07%, respectively.

Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include but may not be limited to the following: 1) the complete or partial termination of the Plan, 2) the establishment of, or material change in, any Plan investment fund, or 3) an amendment to the Plan or a change in the administration or operation of the Plan. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed interest contract may be terminated by MassMutual upon the Plan’s establishment, activation, or material change to any Plan investment fund that MassMutual determines will prevent its ability to continue to operate the contract under the current terms. Termination of the guaranteed interest contract by MassMutual may result in the settlement of the outstanding balance at an amount that differs from contract value.

6.                                      Party-In-Interest Transactions

Plan assets include investments in funds managed by MassMutual.  In addition, Plan investments include a guaranteed interest contract with MassMutual.  As described in Note 2, the Plan invests in the HCC fund, which is comprised primarily of shares of the Company’s common stock.  Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan.  These transactions qualify as party-in-interest transactions under ERISA.  Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA.

7.                                      Credit and Concentration Risk

The Plan’s investment in a guaranteed interest contract with MassMutual, which is valued at contract value, was $23,940,688 and $20,794,239 at December 31, 2010 and 2009, respectively.  These amounts represented 22.4% and 23.0% of the net assets available for benefits as of December 31, 2010 and 2009, respectively. The Plan’s exposure to credit risk on the guaranteed interest contract is limited to the contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

8.                                      Tax Status

The Plan obtained its latest determination letter on July 1, 2008, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”).  The Plan has been amended since receiving the determination letter.  However, the Plan administration believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

9.                                      Reconciliation to Form 5500

There were no differences between the amounts reported in these financial statements and the Form 5500 for net assets available for benefits for 2010 or 2009.

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2010 and 2009:

	2010	2009

Net increase in net assets available for benefits per the financial statements	$16,328,070	$23,074,111

Other	(723)	—

Net increase in net assets available for benefits per the Form 5500	$16,327,347	$23,074,111

SUPPLEMENTAL SCHEDULE

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

SCHEDULE H, Item 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2010

EIN:                        76-0336636

PN:                           002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value*

**	HCC Insurance Holdings, Inc.	Common stock fund — HCC Insurance Holdings, Inc.	$4,921,023
**	MassMutual	Guaranteed Interest Contract — Fixed Income Fund	25,262,771	***
	Alger	Mutual Fund - Alger Mid Cap Growth Fund	386,313
	Alliance Bernstein	Mutual Fund - Alliance Bern Small Mid Cap Value Fund	2,120,178
	American Funds	Mutual Fund - American Funds EuroPacific Growth Fund	4,844,433
	American Funds	Mutual Fund - American Funds Washington Mutual Investment Fund	1,557,013
	American Funds	Mutual Fund - American Funds Growth Fund of America Fund	5,386,869	***
	Calamos Financial	Mutual Fund - Calamos Financial Growth Fund	2,744,480
**	MassMutual	Mutual Fund - Destination Retirement Income 2010 Fund	1,221,541
**	MassMutual	Mutual Fund - Destination Retirement Income 2020 Fund	2,538,827
**	MassMutual	Mutual Fund - Destination Retirement Income 2030 Fund	3,124,727
**	MassMutual	Mutual Fund - Destination Retirement Income 2040 Fund	2,097,241
**	MassMutual	Mutual Fund - Destination Retirement Income 2050 Fund	309,446
**	MassMutual	Mutual Fund - Destination Retirement Income Fund	308,063
	Oakmark	Mutual Fund - Oakmark Equity & Income II Fund	3,289,104
	Oppenheimer	Mutual Fund - Oppenheimer Global Fund	5,042,637
	PIMCO	Mutual Fund - PIMCO Total Return Fund	9,100,368	***
**	MassMutual	Mutual Fund - Premier Diversified Bond Fund	3,131,173
	Prudential	Mutual Fund - Prudential Jennison Small Company Fund	1,854,043
**	MassMutual	Mutual Fund - Select Aggressive Growth Fund	1,564,623
**	MassMutual	Mutual Fund - Select Focused Value Fund	2,398,809
**	MassMutual	Mutual Fund - Select Fundamental Value Fund	3,738,996
**	MassMutual	Mutual Fund - Select Indexed Equity Fund	7,694,954	***
**	MassMutual	Mutual Fund - Select Mid Cap Growth Equity II Fund	3,603,790
**	MassMutual	Mutual Fund - Select Small Company Value Fund	3,982,600
	T. Rowe Price	Mutual Fund - T. Rowe Price New Horizons Fund	1,419,494
	Victory	Mutual Fund - Victory Diversified Stock Fund	2,326,094
**	Notes receivable from participants	Loans to participants bearing interest at rates ranging from 3.25% to 9.25%	2,006,450
			$107,976,060

*	Cost information is not presented because all investments are participant directed.
**	Represents party-in-interest transactions.
***	Represents investments comprising at least 5% of net assets available for benefits.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the HCC Insurance Holdings, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Houston, State of Texas, on the 24th day of June, 2011.

HCC INSURANCE HOLDINGS, INC. 401(k) PLAN

By:	HCC Insurance Holdings, Inc., Administrator

By:	/s/Randy D. Rinicella
Randy D. Rinicella
Senior Vice President, General Counsel & Secretary